January 18, 2007

Mail Stop 4561
VIA U.S. MAIL AND FAX 212-407-4990
Mr. Jonathan Chan
Chief Financial Officer
General Components, Inc.
Suite 2021, 20/F, Two Pacific Place
88 Queensway
Hong Kong

> **RE: General Components, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed May 1, 2006**
> **File No. 000-33483**

Dear Mr. Chan:

We have reviewed your letter filed on January 8, 2007 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005
Item 3. Controls and Procedures

1. We note your response to our prior comment number three and reissue our original comment. Please revise to make the following corrections to your certifications filed as Exhibit 31.1 and Exhibit 31.2:

Mr. Chan General Components, Inc. January 18, 2007 Page 2

• We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

• We note the use of the term "annual report" in paragraphs 2, 3, and 4(a) of your certification. Revise your certification to omit the word "annual".

• We note that you have omitted the phrase "or caused such disclosure controls and procedures to be designed under our supervision" from paragraph 4(a) of your certification. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

• We note in paragraph 4(c) of your certification that you have certified that all changes in internal control over financial reporting that occurred during the most recent fiscal year have been disclosed rather than the most recent fiscal quarter as required by Regulation S-B. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

• We note that you have omitted the phrase "and material weaknesses" from paragraph 5(a) of your certification. Revise your certification to include the exact wording as provided in Item 601 (b) (31) of Regulation S-B.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3438.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant